UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

________________

FORM 6-K
________________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

August 6, 2015
________________

NOVO NORDISK A/S
 (Exact name of Registrant as specified in its charter)

Novo Allé
DK- 2880, Bagsvaerd
Denmark
(Address of principal executive offices)
________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

Financial report for the period 1 January 2015 to 30 June 2015

06 August 2015

Novo Nordisk increased operating profit in Danish kroner by 57% in the first six months of 2015 to DKK 26.3 billion

16% local currency operating profit growth adjusted for the NNIT divestment

Sales increased by 25% in Danish kroner and by 9% in local currencies to DKK 52.3 billion.

•	Sales of Victoza® increased by 41% (22% in local currencies).
•	Sales of Levemir® increased by 28% (10% in local currencies).
•	Sales in North America increased by 35% (10% in local currencies).
•	Sales in International Operations increased by 26% (17% in local currencies).
•	Sales in Region China increased by 25% (3% in local currencies).

Gross margin improved by 2.2 percentage points in Danish kroner to 85.2% driven by a positive currency impact and product mix.

Operating profit increased by 57% in Danish kroner and by 30% in local currencies to DKK 26.3 billion. Adjusted for the DKK 2.4 billion non-recurring income related to the partial divestment of NNIT, operating profit in local currencies increased by 16%.

Net profit increased by 35% to DKK 18.2 billion. Diluted earnings per share increased by 38% to DKK 7.02. Adjusted for the partial divestment of NNIT, net profit and diluted earnings per share increased by 20% and 22% respectively.

In July, Novo Nordisk announced the successful completion of the first phase 3a trial with semaglutide, a new GLP-1 analogue to be administered subcutaneously once weekly.

Novo Nordisk successfully completed the first phase 3a trial with liraglutide as adjunct therapy to insulin for people with type 1 diabetes, in July.

For 2015, sales growth measured in local currencies is still expected to be 7–9%, whereas operating profit growth measured in local currencies is raised by two percentage points and now expected to be around 19%.

Lars Rebien Sørensen, President and CEO: “We are satisfied with the results of the first six months of 2015, during which Victoza® and Levemir® continued to drive sales growth. In the second quarter, we have successfully launched NovoEight® and Saxenda® in the US and announced positive results from the first phase 3a trial for semaglutide, our once-weekly GLP-1 analogue.”

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 www.novonordisk.com	CVR No: 24 25 67 90

Company announcement No 46 / 2015

Company announcement No 46 / 2015

Financial report for the period 1 January 2015 to 30 June 2015	Page 2 of 28

ABOUT NOVO NORDISK

Novo Nordisk is a global healthcare company with more than 90 years of innovation and leadership in diabetes care. This heritage has given us experience and capabilities that also enable us to help people defeat other serious chronic conditions: haemophilia, growth disorders and obesity. Headquartered in Denmark, Novo Nordisk employs approximately 39,700 people in 75 countries, and markets its products in more than 180 countries. Novo Nordisk’s B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com

CONFERENCE CALL DETAILS

On 6 August 2015 at 13.00 CEST, corresponding to 7.00 am EDT, a conference call will be held. Investors will be able to listen in via a link on novonordisk.com, which can be found under ‘Inv esto rs ’. Presentation material for the conference call will be available approximately one hour before on the same page.

WEBCAST DETAILS

On 7 August 2015 at 12.30 CEST, corresponding to 6.30 am EDT, management will give a presentation to institutional investors and sell-side analysts in London. A webcast of the presentation can be followed via a link on novonordisk.com, which can be found under ‘Investors’. Presentation material for the webcast will be made available on the same page.

FINANCIAL CALENDAR

29 October 2015	Financial statement for the first nine months of 2015
3 February 2016	Financial statement for 2015

CONTACTS FOR FURTHER INFORMATION

Media:
Katrine Sperling	+45 3079 6718	krsp@novonordisk.com
Ken Inchausti (US)	+1 609 514 8316	kiau@novonordisk.com

Investors:
Kasper Roseeuw Poulsen	+45 3079 4303	krop@novonordisk.com
Daniel Bohsen	+45 3079 6376	dabo@novonordisk.com
Melanie Raouzeos	+45 3075 3479	mrz@novonordisk.com
Frank Daniel Mersebach (US)	+1 609 235 8567	fdni@novonordisk.com

Further information about Novo Nordisk is available on novonordisk.com.

Company announcement No 46 / 2015

Financial report for the period 1 January 2015 to 30 June 2015	Page 3 of 28

LIST OF CONTENTS
FINANCIAL PERFORMANCE		4
Consolidated financial statement for the first six months of 2015		4
Sales development		5
Diabetes and obesity care, sales development		5
Biopharmaceuticals, sales development		9
Development in costs and operating profit		10
Net financials		10
Capital expenditure and free cash flow		11
Key developments in the second quarter of 2015		11
OUTLOOK		12
RESEARCH & DEVELOPMENT UPDATE		14
Diabetes		14
Obesity		16
SUSTAINABILITY UPDATE		17
EQUITY		17
LEGAL MATTERS		18
MANAGEMENT STATEMENT		20
FINANCIAL INFORMATION		21
Appendix 1:	Quarterly numbers in DKK	21
Appendix 2:	Income statement and statement of comprehensive income	22
Appendix 3:	Balance sheet	23
Appendix 4:	Statement of cash flows	24
Appendix 5:	Statement of changes in equity	25
Appendix 6:	Regional sales split	26
Appendix 7:	Key currency assumptions	27
Appendix 8:	Quarterly numbers in USD (additional information)	28

Financial performance	Outlook	R&D	Sustainability	Equity	Legal	Financial information

Company announcement No 46 / 2015

Financial report for the period 1 January 2015 to 30 June 2015	Page 4 of 28

FINANCIAL PERFORMANCE

CONSOLIDATED FINANCIAL STATEMENT FOR THE FIRST SIX MONTHS OF 2015

These unaudited consolidated financial statements for the first six months of 2015 have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ and on the basis of the same accounting policies as were applied in the Annual Report 2014 of Novo Nordisk, amended with accounting policy regarding associated companies as described in appendix 9 in the company announcement No 31/2015 – Financial report for the period 1 January 2015 to 31 March 2015. Furthermore, the financial report including the consolidated financial statements for the first six months of 2015 and Management’s review have been prepared in accordance with additional Danish disclosure requirements for interim reports of listed companies. Novo Nordisk has adopted all new, amended or revised accounting standards and interpretations (‘IFRSs’) as published by the IASB, and also those that are endorsed by the EU effective for the accounting period beginning on 1 January 2015. These IFRSs have not had a significant impact on the consolidated financial statements for the first six months of 2015.

Amounts in DKK million, except number of shares, earnings per share and full-time equivalent employees.

PROFIT AND LOSS	H1 2015	H1 2014	% change
			H1 2014
			to H1 2015
DKK million
Net sales	52,259	41,972	25%

Gross profit	44,526	34,835	28%
Gross margin	85.2%	83.0%

Sales and distribution costs	13,322	10,645	25%
Percent of sales	25.5%	25.4%

Research and development costs	6,285	6,243	1%
Percent of sales	12.0%	14.9%

Administrative costs	1,741	1,600	9%
Percent of sales	3.3%	3.8%

Other operating income, net	3,161	419	N/A
Non-recurring income from the initial public offering of NNIT A/S	2,376	-	N/A
Operating profit	26,339	16,766	57%
Operating margin	50.4%	39.9%

Net financials	(3,306)	524	N/A
Profit before income taxes	23,033	17,290	33%

Income taxes	4,814	3,838	25%
Effective tax rate	20.9%	22.2%

Net profit	18,219	13,452	35%
Net profit margin	34.9%	32.0%

OTHER KEY NUMBERS

Depreciation, amortisation and impairment losses	1,311	1,324	(1%)
Capital expenditure (tangible assets)	1,782	1,495	19%

Net cash generated from operating activities	16,080	12,194	32%
Free cash flow	16,473	10,522	57%

Total assets	81,313	63,681	28%
Equity	39,111	36,661	7%
Equity ratio	48.1%	57.6%

Average number of diluted shares outstanding (million)	2,594.1	2,645.2	(2%)
Diluted earnings per share / ADR (in DKK)	7.02	5.09	38%
Diluted earnings per share / ADR adjusted for non-recurring income from NNIT IPO (in DKK)	6.20	5.09	22%

Full-time equivalent employees end of period 1)	39,658	40,226	(1%)

1) Full-time equivalent employees in H1 2014 in NNIT A/S was 2,277

Financial performance	Outlook	R&D	Sustainability	Equity	Legal	Financial information

Company announcement No 46 / 2015

Financial report for the period 1 January 2015 to 30 June 2015	Page 5 of 28

SALES DEVELOPMENT

Sales increased by 25% measured in Danish kroner and by 9% in local currencies. While all regions contributed to sales growth, North America was the main contributor with 56% share of growth measured in local currencies, followed by International Operations and Europe contributing 28% and 10% respectively. Sales growth was realised within both diabetes care and biopharmaceuticals, with the majority of growth originating from Victoza® and modern insulin.

	Sales	Growth	Growth	Share of
	H1 2015	as reported	in local	growth
	DKK		currencies	in local
	million			currencies
The diabetes and obesity care segment
New-generation insulin 1)	601	N/A	N/A	10%
Modern insulin	24,102	22%	6%	34%
- NovoRapid ®	9,912	22%	6%	14%
- NovoMix ®	5,596	16%	2%	2%
- Levemir ®	8,594	28%	10%	18%
Human insulin	5,681	13%	0%	0%
Victoza®	8,443	41%	22%	35%
Other diabetes and obesity care 2)	2,270	11%	(2%)	(1%)
Diabetes and obesity care total	41,097	24%	9%	78%
The biopharmaceuticals segment
Haemophilia	5,491	20%	5%	6%
- NovoSeven ®	5,263	16%	1%	1%
Norditropin®	3,913	30%	15%	12%
Other biopharmaceuticals 3)	1,758	29%	12%	4%

Biopharmaceuticals total	11,162	25%	9%	22%
Total sales	52,259	25%	9%	100%

1) Comprises Tresiba®, Ryzodeg® and Xultophy®.

2) Primarily NovoNorm®, needles and Saxenda®.

3) Primarily Vagifem® and Activelle®.

Please refer to appendix 6 for further details on sales in the first six months of 2015.

In the following sections, unless otherwise noted, market data are based on moving annual total (MAT) from May 2015 and May 2014 provided by the independent data provider IMS Health.

DIABETES AND OBESITY CARE, SALES DEVELOPMENT

Sales of diabetes care products increased by 24% measured in Danish kroner and by 9% in local currencies to DKK 41,097 million. Novo Nordisk is the world leader in diabetes care with a global value market share of 28%.

Financial performance	Outlook	R&D	Sustainability	Equity	Legal	Financial information

Company announcement No 46 / 2015

Financial report for the period 1 January 2015 to 30 June 2015	Page 6 of 28

Insulin

Sales of insulin increased by 22% measured in Danish kroner and by 6% in local currencies to DKK 30,384 million. Measured in local currencies, sales growth was driven by International Operations, North America and Region China. Novo Nordisk is the global leader with 47% of the total insulin market and 46% of the market for modern insulin and new-generation insulin, both measured in volume.

Sales of new-generation insulin (Tresiba®, Ryzodeg® and Xultophy®) reached DKK 601 million compared with DKK 221 million in 2014.

The roll-out of Tresiba® (insulin degludec), the once-daily new-generation insulin with an ultra-long duration of action, continues and the product has now been launched in 30 countries. In Japan, where Tresiba® was launched in March 2013 with the same level of reimbursement as insulin glargine, its share of the basal insulin market has grown steadily, and Tresiba® has now captured 30% of the basal insulin market measured in monthly value market share. Similarly, Tresiba® has shown solid penetration in other markets with reimbursement at a similar level to insulin glargine, whereas penetration remains modest in markets with restricted market access compared with insulin glargine. In July 2015, Novo Nordisk announced the decision to cease distribution of Tresiba® in Germany by the end of September following a negative outcome of price negotiations with the GKV-Spitzenverband, the German national association of statutory health insurance funds.

Ryzodeg®, a soluble formulation of insulin degludec and insulin aspart, is marketed in three countries: Mexico, India and Bangladesh. Feedback from the countries is positive.

Xultophy®, a once-daily single-injection combination of insulin degludec (Tresiba®) and liraglutide (Victoza®), first launched in Switzerland, has now also been launched in Germany and the UK. Launch activities are progressing as planned and the early feedback from patients and prescribers is encouraging.

Sales of modern insulin increased by 22% in Danish kroner and by 6% in local currencies to DKK 24,102 million. North America accounted for 50% of the growth, followed by International Operations and Region China. Sales of modern insulin and new-generation insulin now constitute 81% of Novo Nordisk’s sales of insulin measured in value.

Financial performance	Outlook	R&D	Sustainability	Equity	Legal	Financial information

Company announcement No 46 / 2015

Financial report for the period 1 January 2015 to 30 June 2015	Page 7 of 28

INSULIN MARKET SHARES (volume, MAT)	Novo Nordisk’s share of total insulin market		Novo Nordisk’s share of the modern insulin and new-generation insulin market
	May 2015	May 2014	May 2015	May 2014
Global	47%	47%	46%	46%
USA	37%	37%	38%	38%
Europe	47%	48%	47%	48%
International Operations*	55%	55%	52%	53%
China**	57%	58%	63%	64%
Japan	52%	52%	50%	49%

Source: IMS, May 2015 data. *: Data for 13 selected markets representing approximately 70% of Novo Nordisk’s diabetes sales in the region. **: Data for mainland China, excluding Hong Kong and Taiwan.

North America

Sales of insulin in North America increased by 28% in Danish kroner and by 4% in local currencies. Sales growth is driven by the continued market share gains for Levemir® and NovoLog® as well as a positive contribution from the underlying volume growth of the insulin market. 60% of Novo Nordisk’s modern insulin volume in the US is used in the prefilled devices FlexPen® and FlexTouch®.

Europe

Sales of insulin in Europe increased by 3% in Danish kroner and by 2% in local currencies. Sales growth is driven by the penetration of Tresiba®, the continued progress of NovoRapid® as well as a positive contribution from Xultophy®, partly offset by a contracting premix insulin segment and declining human insulin sales.

Furthermore, sales are affected by a net negative impact from the implementation of pricing reforms in several European countries. The device penetration in Europe is high and 96% of Novo Nordisk’s insulin volume is being used in devices, primarily NovoPen® and FlexPen®.

International Operations

Sales of insulin in International Operations increased by 30% in Danish kroner and by 22% in local currencies. The growth in local currencies is driven by the two modern insulins NovoRapid® and NovoMix® as well as human insulin and Tresiba®. Sales growth is positively impacted by timing of shipments and wholesalers’ stocking in a number of countries. Currently, 62% of Novo Nordisk’s insulin volume in the major private markets is used in devices.

Region China

Sales of insulin in Region China increased by 27% in Danish kroner and by 5% in local currencies. The modest sales growth is driven by the continued market penetration of the three modern insulins offset by a decline in the growth of the overall diabetes care market, reflecting cost containment measures in the healthcare system including restrictions on access to healthcare professionals. In addition, sales growth is negatively impacted by the timing of shipments to distributors and intensified competition.

Currently, 98% of Novo Nordisk’s insulin volume in China is used in devices, primarily the durable device NovoPen®.

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Company announcement No 46 / 2015

Financial report for the period 1 January 2015 to 30 June 2015	Page 8 of 28

Japan & Korea

Sales of insulin in Japan & Korea increased by 7% in Danish kroner and by 1% in local currencies. The sales development reflects the continued strong uptake of Tresiba® in the Japanese market which is partly offset by a declining Japanese insulin volume market. The device penetration in Japan remains high with 98% of Novo Nordisk’s insulin volume being used in devices, primarily FlexPen® and FlexTouch®.

Victoza® (GLP-1 therapy for type 2 diabetes)

Victoza® sales increased by 41% in Danish kroner and by 22% in local currencies to DKK 8,443 million. Sales growth is driven by North America and Europe. The GLP-1 segment’s value share of the total diabetes care market has increased to 7.3% compared with 6.9% in 2014. Victoza® is the market leader in the GLP-1 segment with a 71% value market share.

GLP-1 MARKET SHARES (value, MAT)	GLP-1 share of total diabetes care market		Victoza® share of GLP-1 market
	May 2015	May 2014	May 2015	May 2014
Global	7.3%	6.9%	71%	72%
USA	8.5%	8.4%	68%	69%
Europe	8.5%	7.9%	78%	78%
International Operations*	2.3%	2.5%	75%	75%
China**	0.8%	0.7%	54%	64%
Japan	2.4%	2.0%	64%	64%

Source: IMS, May 2015 data. *: Data for 13 selected markets representing approximately 70% of Novo Nordisk’s diabetes sales in the region. **: Data for mainland China, excluding Hong Kong and Taiwan.

North America

Sales of Victoza® in North America increased by 52% in Danish kroner and by 24% in local currencies. Sales growth is driven by an underlying prescription volume growth of the GLP-1 class at around 15% in the US. The value share of the GLP-1 class of the total US diabetes care market is 8.5% and its growth continues to be driven by Victoza®, despite launch of competing products. Victoza® is the market leader with a 68% value market share.

Europe

Sales in Europe increased by 16% in Danish kroner and by 14% in local currencies. Sales growth is primarily driven by Germany and France. In Europe, the share of the GLP-1 class of the total diabetes care market in value has increased to 8.5%. Victoza® is the GLP-1 market leader with a value market share of 78%.

International Operations

Sales in International Operations increased by 26% in Danish kroner and by 19% in local currencies. Sales growth is primarily driven by a number of countries in the Middle East. The value share of the GLP-1 class of the total diabetes care market is 2.3% and its growth continues to be driven by Victoza® despite the launch of competing products.

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Company announcement No 46 / 2015

Financial report for the period 1 January 2015 to 30 June 2015	Page 9 of 28

Victoza® is the GLP-1 market leader across International Operations with a value market share of 75%.

Region China

Sales in Region China increased by 23% in Danish kroner and by 1% in local currencies. The modest sales growth reflects the declining growth rate for the overall diabetes care market in China as well as increased competition in the GLP-1 class. In China, the GLP-1 class, which represents 0.8% of the total diabetes care market in value, is generally not reimbursed and relatively modest in size. Victoza® holds a GLP-1 value market share of 54%.

Japan & Korea

Sales in Japan & Korea increased by 70% in Danish kroner and by 62% in local currencies. The sales growth reflects a positive impact of an improved product label in Japan in September 2014. In Japan, the GLP-1 class now represents 2.4% of the total diabetes care market value compared with 2.0% in 2014. Victoza® remains the leader in the class with a value market share of 64%.

Other diabetes and obesity care

Sales of other diabetes and obesity care, which predominantly consists of oral antidiabetic products, needles and Saxenda®, increased by 11% in Danish kroner and decreased by 2% in local currencies to DKK 2,270 million. This reflects a decline in sales of needles in Europe and North America as well as a negative impact from the timing of NovoNorm® shipments to distributors in 2014 in China, which more than offset the positive contribution from the US launch of Saxenda®, liraglutide 3 mg for weight management, in May 2015. In the US, market access for Saxenda® is so far limited, but launch activities are progressing as planned and early feedback from patients and prescribers is encouraging.

BIOPHARMACEUTICALS, SALES DEVELOPMENT

Sales of biopharmaceutical products increased by 25% measured in Danish kroner and by 9% in local currencies to DKK 11,162 million. Sales growth is primarily driven by North America, Europe and International Operations.

Haemophilia

Sales of haemophilia products increased by 20% in Danish kroner and by 5% in local currencies to DKK 5,491 million. The growth in local currencies is primarily driven by the roll-out of NovoEight® in Europe, Japan and the US as well as by NovoSeven® in International Operations.

Norditropin® (growth hormone therapy)

Sales of Norditropin® increased by 30% in Danish kroner and by 15% in local currencies to DKK 3,913 million. The sales growth is primarily derived from North America and reflects favourable pricing and adjustments to provisions for rebates as well as increased demand driven by the prefilled FlexPro® device and local support programmes. Novo Nordisk is the leading company in the global growth hormone market with a 32% market share measured in volume.

Financial performance	Outlook	R&D	Sustainability	Equity	Legal	Financial information

Company announcement No 46 / 2015

Financial report for the period 1 January 2015 to 30 June 2015	Page 10 of 28

Other biopharmaceuticals

Sales of other products within biopharmaceuticals, which predominantly consist of hormone replacement therapy-related (HRT) products, increased by 29% in Danish kroner and by 12% in local currencies to DKK 1,758 million. Sales growth is driven by a positive impact from pricing of Vagifem® in the US.

DEVELOPMENT IN COSTS AND OPERATING PROFIT

The cost of goods sold increased by 8% to DKK 7,733 million, resulting in a gross margin of 85.2% compared with 83.0% in 2014. This reflects a positive currency impact of 1.8 percentage points as well as a positive impact from the product mix primarily due to increased sales of Victoza® and modern insulin.

Sales and distribution costs increased by 25% in Danish kroner and by 10% in local currencies to DKK 13,322 million. The increase in costs is driven by launch costs related to Saxenda® in the US, sales force investments in selected countries in International Operations as well as adjustments to legal provisions.

Research and development costs increased by 1% in Danish kroner and decreased by 5% in local currencies to DKK 6,285 million. The decline in costs reflects the discontinuation of activities within inflammatory disorders in September 2014 whereas the underlying costs, excluding costs related to inflammatory disorders in the first half of 2014, increased by 6%. The increase in underlying costs reflects the progression of the late-stage diabetes care portfolio and is primarily driven by the cardiovascular outcomes trial DEVOTE for insulin degludec and the phase 3a programme SUSTAIN for the once-weekly GLP-1 analogue semaglutide. The increase in costs is partly offset by lower costs related to faster-acting insulin aspart following the completion of the phase 3a development programme, onset®, in March 2015.

Administration costs increased by 9% in Danish kroner and by 2% in local currencies to DKK 1,741 million.

Other operating income (net) was DKK 3,161 million compared with DKK 419 million in 2014. The increase is driven by the non-recurring income from the partial divestment of NNIT, an IT service and consultancy company, in connection with the Initial Public Offering on Nasdaq Copenhagen under the symbol ‘NNIT’ (ISIN DK0060580512) as well as non-recurring income related to the out-licensing of assets for inflammatory disorders.

Operating profit increased by 57% in Danish kroner and by 30% in local currencies to DKK 26,339 million. Adjusted for the income related to the partial divestment of NNIT, the growth in operating profit was 16% in local currencies.

NET FINANCIALS

Net financials showed a net loss of DKK 3,306 million compared with a net income of DKK 524 million in 2014.

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Company announcement No 46 / 2015

Financial report for the period 1 January 2015 to 30 June 2015	Page 11 of 28

In line with Novo Nordisk’s treasury policy, the most significant foreign exchange risks for the group have been hedged, primarily through foreign exchange forward contracts. The foreign exchange result was a loss of DKK 3,279 million compared with an income of DKK 543 million in 2014. This development reflects losses on foreign exchange hedging involving especially the US dollar due to its appreciation versus the Danish krone compared with the prevailing exchange rates in 2014.

CAPITAL EXPENDITURE AND FREE CASH FLOW

Net capital expenditure for property, plant and equipment was DKK 1.8 billion compared with DKK 1.5 billion in 2014. Net capital expenditure was primarily related to investments in additional insulin filling capacity, expansion of the manufacturing capacity for biopharmaceutical products and the construction of new research facilities.

Free cash flow was DKK 16.5 billion compared with DKK 10.5 billion in 2014. The increase of 57% compared with 2014 primarily reflects the increased cash flow from operating activities as well as the non-recurring proceeds from the partial divestment of NNIT.

KEY DEVELOPMENTS IN THE SECOND QUARTER OF 2015

Please refer to appendix 1 for an overview of the quarterly numbers in DKK and to appendix 6 for details on sales in the second quarter of 2015.

Sales in the second quarter of 2015 increased by 25% in Danish kroner and by 8% in local currencies compared with the same period in 2014. The growth was driven by Victoza® and Norditropin® as well as the modern insulins NovoRapid® and Levemir®. From a geographic perspective, sales growth in local currencies was driven by North America and International Operations, growing by 10% and 23% respectively, whereas sales declined by 6% in Region China. The sales decline in Region China was driven by a negative impact from timing of shipments to distributors in 2014 as well as a declining growth of the diabetes care market and increased competition.

The gross margin was 85.7% in the second quarter of 2015 compared with 83.0% in the same period last year. The increase of 2.7 percentage points reflects a positive currency impact of 2.0 percentage points as well as a favourable product mix and productivity development.

Sales and distribution costs increased by 29% in Danish kroner and by 12% in local currencies in the second quarter of 2015 compared with the same period last year. The increase in costs was driven by launch costs related to Saxenda® in the US, sales force investments in selected countries in International Operations as well as adjustments to legal provisions.

Research and development costs decreased by 1% in Danish kroner and by 7% in local currencies in the second quarter of 2015 compared with the same period last year. The decline in costs reflects the discontinuation of activities within inflammatory disorders in

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Company announcement No 46 / 2015

Financial report for the period 1 January 2015 to 30 June 2015	Page 12 of 28

September 2014 whereas the underlying costs, excluding costs related to inflammatory disorders in the second quarter of 2014, increased by 3%.

Administrative costs increased by 12% in Danish kroner and by 4% in local currencies in the second quarter of 2015 compared with the same period last year.

Other operating income (net) was DKK 379 million in the second quarter of 2015 compared with DKK 204 million in the same period last year. The increase was driven by non-recurring income related to out-licensing of assets for inflammatory disorders.

Operating profit in Danish kroner increased by 43% and by 15% in local currencies in the second quarter of 2015 compared with the same period last year.

OUTLOOK

 OUTLOOK 2015

The current expectations for 2015 are summarised in the table below:

Expectations are as reported, if not otherwise stated	Current expectations 6 August 2015	Previous expectations 30 April 2015
Sales growth
in local currencies	7-9%	7-9%
as reported	Around 14 percentage points higher	Around 16 percentage points higher
Operating profit growth
in local currencies	Around 19%	Around 17%
as reported	Around 23 percentage points higher	Around 25 percentage points higher
Net financials	Loss of around DKK 5.7 billion	Loss of around DKK 6 billion
Effective tax rate	Around 21%	Around 21%
Capital expenditure	Around DKK 5.0 billion	Around DKK 5.0 billion
Depreciation, amortisation and impairment losses	Around DKK 3.0 billion	Around DKK 3.0 billion
Free cash flow	DKK 33-35 billion	DKK 32-34 billion

Sales growth for 2015 is expected to be 7–9% measured in local currencies. This reflects expectations for continued robust performance for the portfolio of modern insulin, Victoza® and Tresiba® as well as a modest sales contribution from the launches of Saxenda®, Xultophy® and NovoEight®. These sales drivers are expected to be partly countered by an impact from increased rebate levels in the US, intensifying competition within diabetes and biopharmaceuticals as well as macroeconomic conditions in China and a number of markets in International Operations. Given the current level of exchange rates versus the Danish krone, the reported sales growth is now expected to be around 14 percentage points higher than growth measured in local currencies equivalent to a reported sales growth of 21–23%.

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Company announcement No 46 / 2015

Financial report for the period 1 January 2015 to 30 June 2015	Page 13 of 28

For 2015, operating profit growth is now expected to be around 19% measured in local currencies. The expectations for operating profit growth above the level of sales growth reflect expectations for modest growth in selling, distribution and administration costs as well as declining research and development costs reflecting the 2014 cost impact of the decision to discontinue all activities within inflammatory disorders. The expectation for a higher level of operating profit growth reflects increased expectations for non-recurring licence income. Given the current level of exchange rates versus the Danish krone, the reported operating profit growth is now expected to be around 23 percentage points higher than growth measured in local currencies equivalent to a reported operating profit growth of around 42%.

For 2015, Novo Nordisk expects a net financial loss of around DKK 5.7 billion. The current expectation primarily reflects losses associated with foreign exchange hedging contracts, particularly following the appreciation of the US dollar versus the Danish krone compared with the average prevailing exchange rates in 2014. As a consequence of these significant hedging losses, the reported pre-tax profit is expected to grow by approximately 27%.

The effective tax rate for 2015 is expected to be around 21% reflecting an impact from the non-recurring tax-exempt income from the partial divestment of NNIT.

Capital expenditure is expected to be around DKK 5.0 billion in 2015, primarily related to investments in an expansion of the manufacturing capacity for biopharmaceutical products, additional capacity for insulin active pharmaceutical ingredients production, construction of new research facilities and an expansion of the insulin filling capacity. Depreciation, amortisation and impairment losses are expected to be around DKK 3.0 billion. Free cash flow is now expected to be DKK 33– 35 billion.

All of the above expectations are based on the assumption that the global economic environment will not significantly change business conditions for Novo Nordisk during 2015, and that currency exchange rates, especially the US dollar, will remain at the current level versus the Danish krone. Please refer to appendix 7 for key currency assumptions.

Novo Nordisk has hedged expected net cash flows in a number of invoicing currencies and, all other things being equal, movements in key invoicing currencies will impact Novo Nordisk’s operating profit as outlined in the table below.

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Company announcement No 46 / 2015

Financial report for the period 1 January 2015 to 30 June 2015	Page 14 of 28

Key invoicing currencies	Annual impact on Novo Nordisk’s operating profit of a 5% movement in currency	Hedging period (months)
USD	DKK 1,675 million	11
CNY	DKK 270 million	10*
JPY	DKK 115 million	13
GBP	DKK 80 million	11
CAD	DKK 60 million	11

* USD used as proxy when hedging Novo Nordisk’s CNY currency exposure

The financial impact from foreign exchange hedging is included in ‘Net financials’.

RESEARCH & DEVELOPMENT UPDATE

DIABETES

Completion of the DEVOTE study now expected mid-2016

The review of the Class II resubmission to the US Food and Drug Administration (FDA) of the New Drug Applications (NDAs) for Tresiba® and Ryzodeg® including the prespecified interim analysis of DEVOTE, the double-blinded cardiovascular outcomes trial, is progressing. Novo Nordisk still expects the review to be completed around 1 October 2015.

Based on the occurrence of major cardiovascular events (MACE) in DEVOTE to date, the prespecified number of events for the final analysis is now expected to be accumulated by mid-2016, compared with the previously expected completion time of second half of 2016.

Phase 2a trial initiated with oral insulin OI338GT (NN1953)

In June 2015, Novo Nordisk initiated the first phase 2a proof-of-principle trial with the long-acting insulin analogue OI338GT. The trial is an eight-week randomised, double- blinded, multiple dose trial investigating the glycaemic effect and safety of once-daily OI338GT in combination with subcutaneous placebo compared to once-daily insulin glargine in combination with once-daily oral placebo in approximately 50 people with type 2 diabetes. Contingent on the achievement of proof of principle, larger phase 2b trials are expected to be initiated.

Phase 1 trial initiated with oral insulin OI320GT (NN1957)

In June 2015, Novo Nordisk initiated the first phase 1 trial with OI320GT, a new oral insulin analogue. The trial will investigate the safety, tolerability, pharmacokinetics and pharmacodynamics of OI320GT in approximately 80 healthy volunteers.

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Company announcement No 46 / 2015

Financial report for the period 1 January 2015 to 30 June 2015	Page 15 of 28

First phase 3a trial with liraglutide as adjunct therapy to insulin for people with type 1 diabetes (NN9211) successfully completed

In July 2015, Novo Nordisk completed the first phase 3a trial with liraglutide as adjunct to insulin therapy in people with type 1 diabetes. ADJUNCT TWO™ is a randomised, double-blinded placebo-controlled trial investigating efficacy and safety of daily doses of 0.6 mg, 1.2 mg or 1.8 mg liraglutide compared with placebo as adjunct to insulin treatment in 835 people with type 1 diabetes for 26 weeks. In agreement with regulatory requirements, the maximum insulin dose in the trial was fixed in all treatment arms with an upper cap of the average daily total insulin dose when entering the trial, to investigate the additional impact of liraglutide on glucose control.

From a mean baseline HbA1c of around 8.1%, people treated with liraglutide as adjunct to insulin therapy achieved a statistically significantly greater improvement in HbA1c between 0.2% and 0.3% compared with 0.0% for people treated with placebo. The primary endpoint of HbA1c superiority was met for all investigated doses. In addition, the total insulin dose was reduced for people treated with liraglutide as adjunct to insulin therapy compared to placebo at the end of the 26 weeks.

Furthermore, from a mean baseline weight of around 84 kg, people treated with liraglutide as adjunct to insulin therapy experienced a statistically significantly greater weight loss of between 2 kg and 5 kg whereas people treated with placebo experienced a stable weight development.

In the trial, liraglutide was safe and well tolerated. The most common adverse events were related to the gastrointestinal system, primarily transient nausea and vomiting. The gastrointestinal adverse events appeared to be dose-dependent and were mostly mild to moderate. A higher rate of symptomatic hypoglycaemia was observed among people treated with liraglutide 1.2 mg compared to people treated with placebo. There was no difference in the severe hypoglycaemic episodes or in the nocturnal symptomatic hypoglycaemic episodes and no apparent difference on overall adverse events and standard safety parameters.

The results of the second and final pivotal phase 3a trial ADJUNCT ONE™ are expected to be reported shortly.

First phase 3a trial with semaglutide (NN9535) in people with type 2 diabetes successfully completed

As previously announced on 10 July 2015, Novo Nordisk has successfully completed SUSTAIN 1, the first phase 3a trial for semaglutide, a new GLP-1 analogue administered subcutaneously once weekly. The trial investigated the efficacy and safety of 0.5 mg and 1.0 mg semaglutide as monotherapy during 30 weeks of treatment compared with placebo in 388 people with type 2 diabetes previously on diet and exercise.

The trial achieved its primary endpoint by demonstrating that from a mean baseline HbA1c of 8.1%, people treated with doses of 0.5 mg and 1.0 mg semaglutide achieved superior improvements in HbA1c of 1.5% and 1.6%, respectively, compared to no

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Company announcement No 46 / 2015

Financial report for the period 1 January 2015 to 30 June 2015	Page 16 of 28

change in HbA1c in the placebo group. 74% and 73% of the people treated with 0.5 mg and 1.0 mg semaglutide, respectively, achieved the American Diabetes Association (ADA) and European Association for the Study of Diabetes (EASD) treatment target of HbA1c below 7% compared with 25% of the people treated with placebo.

Furthermore, from a mean baseline of 92 kg, people treated with semaglutide in both doses of 0.5 mg and 1.0 mg experienced a superior weight loss of 3.8 kg and 4.6 kg, respectively, compared with a weight loss of 1.0 kg for people treated with placebo, thus meeting the confirmatory secondary endpoint. In the trial, semaglutide was safe and well tolerated. The most common adverse events were related to the gastrointestinal system, primarily nausea, and were comparable to Victoza® in similar trials and diminished over time. The discontinuation rates due to all adverse events for

0.5 mg and 1.0 mg semaglutide were 6% and 5% compared to a discontinuation rate of 2% for placebo.

Novo Nordisk expects to announce headline results of the five remaining SUSTAIN trials within the next nine months.

American Diabetes Association (ADA) meeting 5–9 June 2015 in Boston, US

At the annual meeting of the ADA held in Boston, results from Novo Nordisk’s research and development activities were presented in 34 accepted abstracts. Among the key presentations was an oral presentation of the 26-week DUAL® V phase 3b trial for Xultophy®. Results from this trial were announced in January 2015. The key presentations also comprised results from a phase 3b trial investigating Victoza® in people with type 2 diabetes during Ramadan, which were announced in June 2015, and additional analyses of the clinical data for Saxenda® from SCALE®, the phase 3a development programme.

OBESITY

Treatment with Saxenda® for three years reduced the risk of developing type 2 diabetes compared with placebo

As previously announced on 22 May 2015, Novo Nordisk has successfully completed the three-year extension of the SCALE® Obesity and Prediabetes trial in adults with obesity or who were overweight with comorbidities, and had prediabetes at baseline. The trial met its primary endpoint, demonstrating that ongoing treatment with Saxenda® (liraglutide 3 mg) in combination with a reduced-calorie diet and increased physical activity delayed the onset of type 2 diabetes, compared with placebo (diet and exercise alone).

Over the course of this 160-week, randomised, blinded phase 3a trial, the time to onset of type 2 diabetes was 2.6 times longer for people treated with Saxenda® compared with placebo treatment. In addition, the risk of developing type 2 diabetes was reduced by approximately 80% and statistically significant for those being treated with Saxenda®.

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Company announcement No 46 / 2015

Financial report for the period 1 January 2015 to 30 June 2015	Page 17 of 28

At 160 weeks, Saxenda® provided an average body weight loss of 6.1% from baseline, compared with 1.8% for placebo treatment, both in combination with a reduced-calorie diet and increased physical activity. 49.6% of people treated with Saxenda® achieved a weight loss of at least 5% of their baseline body weight, compared with 23.4% on placebo treatment; 24.3% lost more than 10% of their body weight when treated with Saxenda® compared to 9.4% with placebo.

In the trial, Saxenda® was generally well tolerated and no new safety issues were identified.

SUSTAINABILITY UPDATE

Number of employees in Novo Nordisk increased 4.5% adjusted for the NNIT divestment

The number of full-time equivalent employees at the end of the second quarter of 2015 had decreased by 1.4% to 39,658 compared with 12 months ago reflecting the divestment of NNIT. Adjusted for the impact of the divestment, the number of employees in Novo Nordisk grew by 4.5% compared with the second quarter of 2014.

The growth is driven by expansions in Denmark, primarily in Product Supply, as well as in India and China.

Screening programme in Qatar detects diabetes

In June and July 2015, Action on Diabetes, a public-private partnership set up in Qatar by Maersk Oil Qatar, Qatari Health Authorities and Novo Nordisk, conducted a diabetes screening covering more than 5,000 people during the Muslim Holy Month of Ramadan. Early detection is of vital importance in the prevention and management of diabetes, and Muslims with type 2 diabetes who fast during the Ramadan have an estimated 7.5- fold increased risk of severe hypoglycaemia and a fivefold increased risk of severe hyperglycaemia.

EQUITY

Total equity was DKK 39,111 million at the end of the first six months of 2015, equivalent to 48.1% of total assets, compared with 57.6% at the end of the first six months of 2014. The decrease in equity as a percentage of total assets reflects the sustained policy of returning excess capital to the company’s shareholders while the underlying operating activities have continued to expand and in addition been impacted by currencies related to the appreciation of the US dollar versus the Danish krone.

2015 share repurchase programme

On 30 April 2015, Novo Nordisk announced a share repurchase programme of up to DKK 9.3 billion to be executed from 30 April to 27 October 2015, as part of an overall 2015 programme of up to DKK 17.5 billion to be executed during a 12-month period beginning 30 January 2015. The purpose of the programme is to reduce the company’s share capital. Under the programme announced 30 April 2015, Novo Nordisk has repurchased 12,652,200 B shares for an amount of DKK 4.8 billion in the period from 30 April to 4 August 2015.

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Company announcement No 46 / 2015

Financial report for the period 1 January 2015 to 30 June 2015	Page 18 of 28

As of 4 August 2015, Novo Nordisk A/S has repurchased a total of 23,830,104 B shares equal to a transaction value of DKK 8.5 billion under the up to DKK 17.5 billion programme beginning 30 January 2015.

As of 4 August 2015, Novo Nordisk A/S and its wholly-owned affiliates owned 3Le2g,4a4l 1,891 of its own B shares, corresponding to 1.2% of the total share capital.

LEGAL MATTERS

Product liability lawsuits related to Victoza®

As of 3 August 2015, Novo Nordisk, along with the majority of incretin-based product manufacturers in the US, is a defendant in product liability lawsuits related to use of incretin-based medications. To date, 174 plaintiffs have named Novo Nordisk in product liability lawsuits, predominantly claiming damages for pancreatic cancer that allegedly developed as a result of using Victoza® and other GLP-1/DPP-IV products. 121 of the Novo Nordisk plaintiffs have also named other defendants in their lawsuits. Most Novo Nordisk plaintiffs have filed suit in California federal court. Currently, Novo Nordisk does not have any individual trials scheduled in 2015. Novo Nordisk does not expect the pending claims to have a material impact on its financial position, operating profit and cash flow.

Lawsuit related to the UN Oil for Food Programme against the Republic of Iraq closed

Novo Nordisk, along with 93 other defendants, was named in a lawsuit filed in 2009 in the United States by the Republic of Iraq. The lawsuit alleged damages related to the defendants’ participation in the United Nations’ defunct Oil for Food Programme. Novo Nordisk succeeded on a motion to dismiss this case in 2013, and the Republic of Iraq has now exhausted its ability to appeal the dismissal, thus bringing the matter to a close. This has not had a material impact on Novo Nordisk’s financial position, operating profit or cash flow.

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Company announcement No 46 / 2015

Financial report for the period 1 January 2015 to 30 June 2015	Page 19 of 28

FORWARD-LOOKING STATEMENTS

Novo Nordisk’s reports filed with or furnished to the US Securities and Exchange Commission (SEC), including this document as well as the company’s Annual Report 2014 and Form 20-F, both filed with the SEC in February 2015, and written information released, or oral statements made, to the public in the future by or on behalf of Novo Nordisk, may contain forward-looking statements. Words such as ‘believe’, ‘expect’, ‘may’, ‘will’, ‘plan’, ‘strategy’, ‘prospect’, ‘foresee’, ‘estimate’, ‘project’, ‘anticipate’, ‘can’, ‘intend’, ‘target’ and other words and terms of similar meaning in connection with any discussion of future operating or financial performance identify forward-looking statements. Examples of such forward-looking statements include, but are not limited to:

•	statements of targets, plans, objectives or goals for future operations, including those related to Novo Nordisk’s products, product research, product development, product introductions and product approvals as well as cooperation in relation thereto
•	statements containing projections of or targets for revenues, costs, income (or loss), earnings per share, capital expenditures, dividends, capital structure, net financials and other financial measures
•	statements regarding future economic performance, future actions and outcome of contingencies such as legal proceedings
•	statements regarding the assumptions underlying or relating to such statements.

In this document, examples of forward-looking statements can be found under the headings ‘Outlook’, ‘Research and Development update’, Equity’ and ‘Legal matters’.

These statements are based on current plans, estimates and projections. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific. Novo Nordisk cautions that a number of important factors, including those described in this document, could cause actual results to differ materially from those contemplated in any forward-looking statements.

Factors that may affect future results include, but are not limited to, global as well as local political and economic conditions, including interest rate and currency exchange rate fluctuations, delay or failure of projects related to research and/or development, unplanned loss of patents, interruptions of supplies and production, product recalls, unexpected contract breaches or terminations, government-mandated or market-driven price decreases for Novo Nordisk’s products, introduction of competing products, reliance on information technology, Novo Nordisk’s ability to successfully market current and new products, exposure to product liability and legal proceedings and investigations, changes in governmental laws and related interpretation thereof, including on reimbursement, intellectual property protection and regulatory controls on testing, approval, manufacturing and marketing, perceived or actual failure to adhere to ethical marketing practices, investments in and divestitures of domestic and foreign companies, unexpected growth in costs and expenses, failure to recruit and retain the right employees, and failure to maintain a culture of compliance.

Please also refer to the overview of risk factors in ‘Be aware of the risk’ on pp 42–43 of the Annual Report 2014 available on novonordisk.com.

Unless required by law, Novo Nordisk is under no duty and undertakes no obligation to update or revise any forward-looking statement after the distribution of this document, whether as a result of new information, future events or otherwise.

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Company announcement No 46 / 2015

Financial report for the period 1 January 2015 to 30 June 2015	Page 20 of 28

MANAGEMENT STATEMENT

The Board of Directors and Executive Management have reviewed and approved the financial report of Novo Nordisk A/S for the first six months of 2015. The financial report has not been audited or reviewed by the company’s independent auditors.

The financial report for the first six months of 2015 has been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ and accounting policies set out in the Annual Report 2014 of Novo Nordisk, amended with accounting policy regarding associated companies. Furthermore, the financial report for the first six months of 2015 and Management’s Review are prepared in accordance with additional Danish disclosure requirements for interim reports of listed companies.

In our opinion, the accounting policies used are appropriate and the overall presentation of the financial report for the first six months of 2015 is adequate. Furthermore, in our opinion, Management’s Review includes a true and fair account of the development in the operations and financial circumstances, of the results for the period and of the financial position of the Group as well as a description of the most significant risks and elements of uncertainty facing the Group in accordance with Danish disclosure requirements for listed companies.

Besides what has been disclosed in the quarterly financial report, no changes in the Group’s most significant risks and uncertainties have occurred relative to what was disclosed in the consolidated annual report for 2014.

Bagsværd, 6 August 2015

Executive Management:

Lars Rebien Sørensen	Jesper Brandgaard	Lars Fruergaard Jørgensen
President and CEO	CFO

Jakob Riis	Mads Krogsgaard Thomsen

Board of Directors:

Göran Ando	Jeppe Christiansen	Bruno Angelici
Chairman	Vice chairman

Sylvie Grégoire	Liz Hewitt	Liselotte Hyveled

Thomas Paul Koestler	Eivind Kolding	Anne Marie Kverneland

Søren Thuesen Pedersen	Stig Strøbæk	Mary Szela

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Company announcement No 46 / 2015

Financial report for the period 1 January 2015 to 30 June 2015	Page 21 of 28

FINANCIAL INFORMATION

APPENDIX 1: QUARTERLY NUMBERS IN DKK

(Amounts in DKK million, except number of full-time equivalent employees, earnings per share and number of shares outstanding).

							% change
	2015		2014				Q2 2015 vs
	Q2	Q1	Q4	Q3	Q2	Q1	Q2 2014
Net sales	27,059	25,200	24,585	22,249	21,629	20,343	25%
Gross profit	23,200	21,326	20,586	18,823	17,958	16,877	29%
Gross margin	85.7%	84.6%	83.7%	84.6%	83.0%	83.0%

Sales and distribution costs	7,175	6,147	6,679	5,899	5,559	5,086	29%
Percentage of sales	26.5%	24.4%	27.2%	26.5%	25.7%	25.0%
Research and development costs	3,035	3,250	3,865	3,654	3,075	3,168	(1%)
Hereof costs related to discontinuation of activities within inflammatory disorders	-	-	-	600	-	-	N/A
Percentage of sales	11.2%	12.9%	15.7%	16.4%	14.2%	15.6%
Administrative costs	887	854	1,067	870	795	805	12%
Percentage of sales	3.3%	3.4%	4.3%	3.9%	3.7%	4.0%	86%
Other operating income, net	379	2,782	182	169	204	215
Hereof non-recurring income from the initial public offering of NNIT A/S	-	2,376	-	-	-	-	N/A

Operating profit	12,482	13,857	9,157	8,569	8,733	8,033	43%
Operating margin	46.1%	55.0%	37.2%	38.5%	40.4%	39.5%

Financial income	(227)	285	(1,141)	326	396	586	N/A
Financial expenses	1,707	1,657	(336)	441	140	318	N/A
Net financials	(1,934)	(1,372)	(805)	(115)	256	268	N/A

Profit before income taxes	10,548	12,485	8,352	8,454	8,989	8,301	17%
Income taxes	2,205	2,609	1,823	1,954	1,995	1,843	11%

Net profit	8,343	9,876	6,529	6,500	6,994	6,458	19%

Depreciation, amortisation and impairment losses 1)	648	663	928	1,183	667	657	(3%)
Capital expenditure	1,018	764	1,505	986	802	693	27%
Net cash generated from operating activities	11,974	4,106	7,301	12,197	8,125	4,069	47%
Free cash flow	10,830	5,643	5,717	11,157	7,250	3,272	49%

Total assets	81,313	77,457	77,062	71,283	63,681	63,241	28%
Total equity	39,111	32,108	40,294	37,967	36,661	33,583	7%
Equity ratio	48.1%	41.5%	52.3%	53.3%	57.6%	53.1%

Full-time equivalent employees end of period	39,658	39,062	40,957	40,700	40,226	39,579	(1%)

Basic earnings per share/ADR (in DKK)	3.24	3.8	2.51	2.49	2.66	2.44	22%
Diluted earnings per share/ADR (in DKK)	3.23	3.79	2.51	2.47	2.66	2.43	21%
Average number of shares outstanding (million)	2,578.1	2,596.7	2,599.7	2,613.9	2,628.9	2,642.4	(2%)
Average number of diluted shares outstanding (million)	2,584.1	2,604.2	2,608.2	2,622.2	2,637.3	2,653.1	(2%)

Sales by business segment:
New-generation insulin	330	271	262	175	141	80	134%
Modern insulin (insulin analogues)	12,604	11,498	11,168	10,641	10,351	9,377	22%
Human insulin	2,784	2,897	2,772	2,478	2,475	2,573	12%
Victoza®	4,486	3,957	4,010	3,441	3,059	2,916	47%
Other diabetes and obesity care	1,075	1,195	1,064	953	1,031	1,013	4%
Diabetes and obesity care total	21,279	19,818	19,276	17,688	17,057	15,959	25%

Haemophilia	2,757	2,734	2,610	2,112	2,327	2,255	18%
Norditropin®	2,083	1,830	1,811	1,686	1,509	1,500	38%
Other biopharmaceuticals 2)	940	818	888	763	736	629	28%
Biopharmaceuticals total	5,780	5,382	5,309	4,561	4,572	4,384	26%

Sales by geographic segment:
North America	14,325	12,455	12,164	11,133	10,561	9,265	36%
Europe	5,222	4,977	5,413	5,045	4,989	4,703	5%
International Operations	3,884	3,684	3,602	2,938	2,968	3,032	31%
Region China	2,284	2,847	2,089	1,881	1,947	2,171	17%
Japan & Korea	1,344	1,237	1,317	1,252	1,164	1,172	15%

Segment operating profit:
Diabetes and obesity care	8,713	7,950	6,383	6,989	6,376	5,785	37%
Biopharmaceuticals	3,769	3,531	2,774	1,580	2,357	2,248	60%
Income from the initial public offering of NNIT A/S (unallocated to segments)	-	2,376	-	-	-	-	N/A

1) Hereof impairments of around DKK 480 million in Q3 and Q4 2014 related to discontinuation of activities within inflammatory disorders.

2) Comparative figures have been restated as NovoEight® and NovoThirteen® are now reported as Haemophilia together with NovoSeven®.

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Company announcement No 46 / 2015

Financial report for the period 1 January 2015 to 30 June 2015	Page 22 of 28

APPENDIX 2: INCOME STATEMENT AND STATEMENT OF COMPREHENSIVE INCOME

	H1	H1	Q2	Q2
DKK million	2015	2014	2015	2014

Income statement

Net sales	52,259	41,972	27,059	21,629
Cost of goods sold	7,733	7,137	3,859	3,671
Gross profit	44,526	34,835	23,200	17,958

Sales and distribution costs	13,322	10,645	7,175	5,559
Research and development costs	6,285	6,243	3,035	3,075
Administrative costs	1,741	1,600	887	795
Other operating income, net	3,161	419	379	204
Hereof non-recurring income from the initial public offering of NNIT A/S	2,376	-	-	-
Operating profit	26,339	16,766	12,482	8,733

Financial income	58	982	(227)	396
Financial expenses	3,364	458	1,707	140
Profit before income taxes	23,033	17,290	10,548	8,989

Income taxes	4,814	3,838	2,205	1,995
NET PROFIT	18,219	13,452	8,343	6,994

Basic earnings per share (DKK)	7.04	5.1	3.24	2.66
Diluted earnings per share (DKK)	7.02	5.09	3.23	2.66

Segment Information

Segment sales:
Diabetes and obesity care	41,097	33,016	21,279	17,057
Biopharmaceuticals	11,162	8,956	5,780	4,572

Segment operating profit:
Diabetes and obesity care	16,663	12,161	8,713	6,376
Operating margin	40.5%	36.8%	40.9%	37.4%

Biopharmaceuticals	7,300	4,605	3,769	2,357
Operating margin	65.4%	51.4%	65.2%	51.6%

Income from the initial public offering of NNIT A/S (unallocated to segments)	2,376	-	-	-

Total segment operating profit	26,339	16,766	12,482	8,733

Statement of comprehensive income

Net profit for the period	18,219	13,452	8,343	6,994

Other comprehensive income
Remeasurements on defined benefit plans	(90)	(121)	72	(79)
Items that will not subsequently be reclassified to the Income statement	(90)	(121)	72	(79)

Exchange rate adjustments of investments in subsidiaries	(288)	165	50	109
Cash flow hedges, realisation of previously deferred (gains)/losses	1,659	(913)	679	(387)
Cash flow hedges, deferred gains/(losses) incurred during the period	(1,088)	(332)	2,289	(307)
Other items	462	(6)	344	(164)
Items that will be reclassified subsequently to the Income statement, when specific conditions are met	745	(1,086)	3,362	(749)

Other comprehensive income before tax	655	(1,207)	3,434	(828)

Tax on other comprehensive income, income/(expense)	1	336	(919)	211
Other comprehensive income for the period, net of tax	656	(871)	2,515	(617)

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	18,875	12,581	10,858	6,377

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Company announcement No 46 / 2015

Financial report for the period 1 January 2015 to 30 June 2015	Page 23 of 28

APPENDIX 3: BALANCE SHEET

DKK million	30 Jun 2015	31 Dec 2014

ASSETS

Intangible assets	1,460	1,378
Property, plant and equipment	23,632	23,136
Investment in associated company	802	-
Deferred income tax assets	6,661	5,399
Other financial assets	1,421	856
TOTAL NON-CURRENT ASSETS	33,976	30,769

Inventories	12,825	11,357
Trade receivables	14,209	13,041
Tax receivables	5,063	3,210
Other receivables and prepayments	3,022	2,750
Marketable securities	3	1,509
Derivative financial instruments	379	30
Cash at bank and on hand	11,836	14,396
TOTAL CURRENT ASSETS	47,337	46,293

TOTAL ASSETS	81,313	77,062

EQUITY AND LIABILITIES

Share capital	520	530
Treasury shares	(6)	(11)
Retained earnings	39,353	41,277
Other reserves	(756)	(1,502)
TOTAL EQUITY	39,111	40,294

Deferred income tax liabilities	19	7
Retirement benefit obligations	1,199	1,031
Provisions	2,391	2,041
Total non-current liabilities	3,609	3,079

Current debt	736	720
Trade payables	3,932	4,950
Tax payables	3,234	2,771
Other liabilities	12,249	11,051
Derivative financial instruments	2,940	2,607
Provisions	15,502	11,590
Total current liabilities	38,593	33,689

TOTAL LIABILITIES	42,202	36,768

TOTAL EQUITY AND LIABILITIES	81,313	77,062

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Company announcement No 46 / 2015

Financial report for the period 1 January 2015 to 30 June 2015	Page 24 of 28

APPENDIX 4: STATEMENT OF CASH FLOWS

DKK million	H1 2015	H1 2014

Net profit	18,219	13,452

Adjustment for non-cash items:
Income taxes	4,814	3,838
Depreciation, amortisation and impairment losses	1,311	1,324
NNIT non-recurring income included in 'other operating income' 1)	(2,526)	-
Other non-cash items	4,173	719
Change in working capital	(3,041)	(2,990)
Interest received	61	110
Interest paid	(26)	(14)
Income taxes paid	(6,905)	(4,245)
Net cash generated from operating activities	16,080	12,194

Proceeds from the partial divestment of NNIT A/S 2)	2,303	-
Proceeds from sale of other financial assets	28	-
Purchase of intangible assets and other financial assets	(156)	(177)
Proceeds from sale of property, plant and equipment	6	18
Purchase of property, plant and equipment	(1,788)	(1,513)
Sale/(purchase) of marketable securities	1,506	2,219
Net cash generated from investing activities	1,899	547

Purchase of treasury shares, net	(7,759)	(6,841)
Dividends paid	(12,905)	(11,866)
Net cash used in financing activities	(20,664)	(18,707)

NET CASH GENERATED FROM ACTIVITIES	(2,685)	(5,966)

Cash and cash equivalents at the beginning of the year	13,676	10,513
Exchange gain/(loss) on cash and cash equivalents	109	48
Cash and cash equivalents at the end of the period	11,100	4,595

1) Excluding transaction costs of DKK 150 million which are included as operating activities

2) Proceeds consists of gross cash received from divestment of 74.5% shares, net of NNIT cash balance at time of sale

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Company announcement No 46 / 2015

Financial report for the period 1 January 2015 to 30 June 2015	Page 25 of 28

APPENDIX 5: STATEMENT OF CHANGES IN EQUITY

				Other reserves

DKK million	Share capital	Treasury shares	Retained earnings	Exchange rate adjust- ments	Cash flow hedges	Tax and other adjust- ments	Total other reserves	Total

H1 2015

Balance at the beginning of the period	530	(11)	41,277	(248)	(2,221)	967	(1,502)	40,294
Net profit for the period			18,219					18,219
Other comprehensive income for the period, net of tax			(90)	(288)	571	463	746	656
Total comprehensive income for the period			18,129	(288)	571	463	746	18,875

Transactions with owners, recognised directly in equity:
Dividends			(12,905)					(12,905)
Share-based payment			184					184
Tax credit related to share-based payment scheme			422					422
Purchase of treasury shares		(6)	(7,786)					(7,792)
Sale of treasury shares		1	32					33
Reduction of the B share capital	(10)	10						-
Balance at the end of the period	520	(6)	39,353	(536)	(1,650)	1,430	(756)	39,111

				Other reserves

DKK million	Share capital	Treasury shares	Retained earnings	Exchange rate adjust- ments	Cash flow hedges	Tax and other adjust- ments	Total other reserves	Total

H1 2014

Balance at the beginning of the period	550	(21)	41,137	(209)	1,233	(121)	903	42,569
Net profit for the period			13,452					13,452
Other comprehensive income for the period, net of tax			(121)	165	(1,245)	330	(750)	(871)
Total comprehensive income for the period			13,331	165	(1,245)	330	(750)	12,581

Transactions with owners, recognised directly in equity:
Dividends			(11,866)					(11,866)
Share-based payment			176					176
Tax credit related to share-based payment scheme			42					42
Purchase of treasury shares		(6)	(6,878)					(6,884)
Sale of treasury shares		1	42					43
Reduction of the B share capital	(20)	20						-
Balance at the end of the period	530	(6)	35,984	(44)	(12)	209	153	36,661

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Company announcement No 46 / 2015

Financial report for the period 1 January 2015 to 30 June 2015	Page 26 of 28

APPENDIX 6: REGIONAL SALES SPLIT

Q2 2015 sales split per region

DKK million	Total	North America	Europe	Inter- national Operations	Region China	Japan & Korea

The diabetes and obesity care segment
Modern insulin	12,604	7,184	2,334	1,614	1,033	439
% change in local currencies	5%	4%	(1%)	18%	5%	7%
NovoRapid ®	5,230	3,154	1,052	596	201	227
% change in local currencies	6%	3%	4%	27%	16%	16%
NovoMix ®	2,852	777	548	628	737	162
% change in local currencies	0%	(5%)	(8%)	13%	4%	1%
Levemir ®	4,522	3,253	734	390	95	50
% change in local currencies	7%	9%	(2%)	13%	(8%)	(6%)
Human insulin	2,784	497	505	917	781	84
% change in local currencies	(1%)	(26%)	(9%)	38%	6%)	(18%)
Victoza®	4,486	3,184	880	257	50	115
% change in local currencies	25%	28%	15%	31%	(11%)	86%
Other diabetes and obesity care 1)	1,405	302	288	260	354	201
% change in local currencies	7%	28%	12%	42%	(29%)	27%
Diabetes and obesity care total	21,279	11,167	4,007	3,048	2,218	839
% change in local currencies	8%	9%	2%	26%	(7%)	15%

The biopharmaceuticals segment
Haemophilia	2,757	1,456	619	471	63	148
% change in local currencies	3%	0%	13%	4%	11%	(9%)
Norditropin®	2,083	1,035	414	295	3	336
% change in local currencies	21%	43%	(4%)	29%	0%	8%
Other biopharmaceuticals	940	667	182	70	-	21
% change in local currencies	10%	13%	7%	3%	0%	(17%)
Biopharmaceuticals total	5,780	3,158	1,215	836	66	505
% change in local currencies	10%	14%	6%	11%	11%	1%
Total sales	27,059	14,325	5,222	3,884	2,284	1,344
% change in local currencies	8%	10%	3%	23%	(6%)	9%
% change as reported	25%	36%	5%	31%	17%	15%
Share of growth	100%	57%	7%	37%	(7%)	6%

H1 2015 sales split per region

DKK million	Total	North America	Europe	Inter- national Operations	Region China	Japan & Korea

The diabetes and obesity care segment
Modern insulin	24,102	13,422	4,563	3,056	2,217	844
% change in local currencies	6%	6%	0%	19%	12%	(6%)
NovoRapid ®	9,912	5,920	2,047	1,083	430	432
% change in local currencies	6%	2%	5%	28%	19%	1%
NovoMix ®	5,596	1,388	1,088	1,223	1,582	315
% change in local currencies	2%	(9%)	(6%)	18%	11%	(9%)
Levemir ®	8,594	6,114	1,428	750	205	97
% change in local currencies	10%	14%	(1%)	10%	3%	(20%)
Human insulin	5,681	994	1,006	1,711	1,808	162
% change in local currencies	0%	(13%)	(8%)	21%	(3%)	(17%)
Victoza®	8,443	5,954	1,685	487	108	209
% change in local currencies	22%	24%	14%	19%	1%	62%
Other diabetes and obesity care 1)	2,871	525	580	522	866	378
% change in local currencies	14%	10%	22%	35%	(5%)	32%
Diabetes and obesity care total	41,097	20,895	7,834	5,776	4,999	1,593
% change in local currencies	9%	10%	3%	21%	3%	6%

The biopharmaceuticals segment
Haemophilia	5,491	2,760	1,176	1,126	123	306
% change in local currencies	5%	3%	9%	6%	3%	(1%)
Norditropin®	3,913	1,904	836	531	7	635
% change in local currencies	15%	33%	(1%)	9%	0%	6%
Other biopharmaceuticals	1,758	1,221	353	135	2	47
% change in local currencies	12%	16%	8%	2%	100%	(17%)
Biopharmaceuticals total	11,162	5,885	2,365	1,792	132	988
% change in local currencies	9%	14%	5%	7%	4%	2%
Total sales	52,259	26,780	10,199	7,568	5,131	2,581
% change in local currencies	9%	10%	4%	17%	3%	5%
% change as reported	25%	35%	5%	26%	25%	10%
Share of growth	100%	56%	10%	28%	3%	3%

1) Other diabetes and obesity care also includes new-generation insulin.

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Company announcement No 46 / 2015

Financial report for the period 1 January 2015 to 30 June 2015	Page 27 of 28

APPENDIX 7: KEY CURRENCY ASSUMPTIONS

DKK per 100	2014 average exchange rates	YTD 2015 average exchange rates as of 4 August 2015	Current exchange rates as of 4 August 2015
USD	562	671	680

CNY	91.2	107.8	109.5

JPY	5.32	5.55	5.48

GBP	925	1,025	1,062

CAD	509	539	518

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Company announcement No 46 / 2015

Financial report for the period 1 January 2015 to 30 June 2015	Page 28 of 28

APPENDIX 8: QUARTERLY NUMBERS IN USD (ADDITIONAL INFORMATION)

Key figures are translated into USD as additional information - the translation is based on the average exchange rate for income statement and the exchange rate at the balance sheet date for balance sheet items. The specified percent changes are based on the changes in the 'Quarterly numbers in DKK', see appendix 1.

(Amounts in USD million, except full-time equivalent employees, earnings per share and number of shares outstanding).

							% change
	2015		2014				Q2 2015 vs
	Q2	Q1	Q4	Q3	Q2	Q1	Q2 2014
Net sales	4,004	3,808	4,143	3,957	3,975	3,734	25%
Gross profit	3,434	3,222	3,469	3,349	3,301	3,097	29%
Gross margin	85.7%	84.6%	83.7%	84.6%	83.0%	83.0%

Sales and distribution costs	1,064	928	1,128	1,051	1,021	933	29%
Percentage of sales	26.5%	24.4%	27.2%	26.5%	25.7%	25.0%
Research and development costs	448	491	652	651	566	581	(1%)
Hereof costs related to discontinuation of activities within inflammatory disorders	-	-	-	109	-	-	N/A
Percentage of sales	11.2%	12.9%	15.7%	16.4%	14.2%	15.6%
Administrative costs	131	129	181	155	146	148	12%
Percentage of sales	3.3%	3.4%	4.3%	3.9%	3.7%	4.0%	86%
Other operating income, net	52	420	30	30	38	39
Hereof non-recurring income from the initial public offering of NNIT A/S	-	359	-	-	-	-	N/A

Operating profit	1,843	2,094	1,538	1,522	1,606	1,474	43%
Operating margin	46.1%	55.0%	37.2%	38.5%	40.4%	39.5%

Financial income	(34)	43	(208)	58	72	108	N/A
Financial expenses	252	251	(63)	79	26	58	N/A
Net financials	(286)	(208)	(145)	(21)	46	50	N/A

Profit before income taxes	1,557	1,886	1,393	1,501	1,652	1,524	17%
Income taxes	326	394	303	348	366	339	11%
	1,231	1,492	1,090	1,153	1,286	1,185
Net profit							19%

Depreciation, amortisation and impairment losses 1)	96	100	156	212	122	121	(3%)
Capital expenditure	151	115	259	176	148	127	27%
Net cash generated from operating activities	1,784	620	1,211	2,191	1,493	747	47%
Free cash flow	1,609	853	939	2,005	1,332	601	49%

Total assets	12,195	11,157	12,589	12,051	11,666	11,679	28%
Total equity	5,866	4,625	6,582	6,419	6,716	6,202	7%
Equity ratio	48.1%	41.5%	52.3%	53.3%	57.6%	53.1%

Full-time equivalent employees end of period	39,658	39,062	40,957	40,700	40,226	39,579	(1%)

Basic earnings per share/ADR (in USD)	0.48	0.57	0.42	0.44	0.49	0.45	22%
Diluted earnings per share/ADR (in USD)	0.48	0.57	0.42	0.44	0.48	0.45	21%
Average number of shares outstanding (million)	2,578.1	2,596.7	2,599.7	2,613.9	2,628.9	2,642.4	(2%)
Average number of diluted shares outstanding (million)	2,584.1	2,604.2	2,608.2	2,622.2	2,637.3	2,653.1	(2%)

Sales by business segment:
New-generation insulin	49	41	45	31	26	15	134%
Modern insulin (insulin analogues)	1,867	1,736	1,879	1,893	1,902	1,721	22%
Human insulin	411	438	466	440	455	472	12%
Victoza®	664	598	679	614	562	535	47%
Other diabetes and obesity care	158	181	178	170	189	186	4%
Diabetes and obesity care total	3,149	2,994	3,247	3,148	3,134	2,929	25%

Haemophilia	408	413	441	373	427	415	18%
Norditropin®	308	277	305	300	278	275	38%
Other biopharmaceuticals 2)	139	124	150	136	136	115	28%
Biopharmaceuticals total	855	814	896	809	841	805	26%

Sales by geographic segment:
North America	2,121	1,882	2,054	1,981	1,940	1,702	36%
Europe	773	752	910	897	917	863	5%
International Operations	574	557	608	522	546	556	31%
Region China	337	430	350	334	358	398	17%
Japan & Korea	199	187	221	223	214	215	15%

Segment operating profit:
Diabetes and obesity care	1,290	1,201	1,067	1,244	1,173	1,061	37%
Biopharmaceuticals	557	534	471	278	433	413	60%
Income from the initial public offering of NNIT A/S (unallocated to segments)	-	359	-	-	-	-	N/A

1) Hereof impairments of around USD 85 million in Q3 and Q4 2014 related to discontinuation of activities within inflammatory disorders.

2) Comparative figures have been restated as NovoEight® and NovoThirteen® are now reported as Haemophilia together with NovoSeven®.

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Company announcement No 46 / 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: August 6, 2015	NOVO NORDISK A/S Lars Rebien Sørensen, Chief Executive Officer